Exhibit 99.B(h)(12)

AMENDMENT

TO

CO-ADMINISTRATION AND ACCOUNTING SERVICES AGREEMENT

This Amendment (“Amendment”) is made as of the 7th day of November, 2018, by and among PNC FUNDS (the “Fund”), PNC CAPITAL ADVISORS LLC (“PNC Capital”) and THE BANK OF NEW YORK MELLON (as assigned from BNY Mellon Investment Servicing (US) Inc.) (“BNY Mellon”).

BACKGROUND:

A.                                    BNY Mellon, the Fund and PNC Capital entered into a Co-Administration and Accounting Services Agreement dated as of June 30, 2010, as amended to date, (the “Agreement”) relating to BNY Mellon’s provision of services to the Fund.

B.                                    The parties desire to amend the Agreement as set forth herein.

TERMS:

The parties hereby agree that:

1.                                      Section 5 of the Agreement is hereby amended and supplemented by (i) revising references to “this Section 5” in the last three sentences of the first paragraph of Section 5 to refer to “this paragraph of Section 5” and (ii) adding a second paragraph as follows:

“Centralized Functions. The Bank of New York Mellon Corporation is a global financial organization that provides services to clients through its affiliates and subsidiaries in multiple jurisdictions (the “BNY Mellon Group”).  The BNY Mellon Group may centralize functions including audit, accounting, risk, legal, compliance, sales, administration, product communication, relationship management, storage, compilation and analysis of customer-related data, and other functions (the “Centralized Functions”) in one or more affiliates, subsidiaries and third-party service providers. Solely in connection with the Centralized Functions and notwithstanding any other inconsistent provision if this Agreement, (i) the Fund consents to the disclosure of and authorizes BNY Mellon to disclose information regarding the Fund (“Customer-Related Data”) to the BNY Mellon Group and to its third-party service providers who are subject to confidentiality obligations with respect to such information and (ii) BNY Mellon may store the names and business contact information of the Fund’s employees and representatives on the systems or in the records of the BNY Mellon Group or its third party service providers.

Notwithstanding any other inconsistent provision in this Agreement, the BNY Mellon Group may aggregate Customer-Related Data with other data collected and/or calculated by the BNY Mellon Group and the BNY Mellon Group will own all such aggregated data, provided that the BNY Mellon Group shall not distribute the aggregated data in a format that identifies Customer-Related Data with the Fund. Subject to the foregoing terms of this paragraph, BNY Mellon will employ reasonable safeguards designed to protect the confidentiality of Customer-Related Data which are appropriate to the type of information concerned. In the event of a known unauthorized disclosure of the Fund’s account holdings or transaction information (i) BNY Mellon will notify the Fund promptly upon learning of such disclosure and relevant facts relating thereto as known at the time, (ii) BNY Mellon will keep the Fund informed as to the progress of its investigation and response with respect to such disclosure and (iii) BNY Mellon will conduct a root cause analysis of the reasons for and circumstances of such disclosure and will use reasonable efforts to implement measures designed to prevent a reoccurrence of a disclosure of a similar nature.”

2.                                      Section 20 (a) of the Agreement is hereby deleted in its entirety and replaced with the following:

“(a)         Unless terminated as between BNY Mellon and the Fund pursuant to its terms, this Agreement shall continue as between BNY Mellon and the Fund until July 1, 2021, (the “BNY Mellon Initial Term”).”

3.                                      Section 21 (a) of the Agreement is hereby deleted in its entirety and replaced with the following:

“(a)         Unless terminated as between PNC Capital and the Fund pursuant to its terms, this Agreement shall continue as between PNC Capital and the Fund until July 1, 2021, (the “PNC Capital Initial Term”).”

4.             Miscellaneous.

(a)         Capitalized terms not defined in this Amendment shall have the same meanings as set forth in the Agreement. In the event of a conflict between the terms hereof and the Agreement, this Amendment shall control.

(b)         As hereby amended and supplemented, the Agreement shall remain in full force and effect.

(c)          The Agreement, as amended hereby, constitutes the complete understanding and agreement of the parties with respect to the subject matter thereof and supersedes all prior communications with respect thereto.

(d)         This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The facsimile signature of any party to this Amendment shall constitute the valid and binding execution hereof by such party.

(e)          This Amendment shall be governed by the laws of the State of Delaware, without regard to its principles of conflicts of laws.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers designated below on the date and year first above written.

PNC FUNDS

By:	/s/ John F. Kernan
Name:	John F. Kernan
Title:	Vice President

PNC CAPITAL ADVISORS, LLC

By:	/s/ Jennifer E. Spratley
Name:	Jennifer E. Spratley
Title:	Managing Director

THE BANK OF NEW YORK MELLON

By:	/s/ Robert C. Jordan
Name:	Robert C. Jordan
Title:	Managing Director